Exhibit 99.1

Company announcement

TORM plc financial calendar 2023

TORM plc expects to issue financial statements and convene its Annual General Meeting on the following dates in 2023:

16 March 2023	Annual Report 2022
11 April 2023	Deadline for shareholder submissions to the Annual General Meeting
13 April 2023	Annual General Meeting
11 May 2023	First quarter 2023 results
17 August 2023	First six months and second quarter 2023 results
09 November 2023	First nine months and third quarter 2023 results
Contact
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected, or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.32 20 DECEMBER 2022	PAGE 1 / 1